FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2010

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in the Securities Registry N° 42

Santiago, December 29, 2009

Mr. Superintendent of Securities and Insurance

Dear Sir,

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company”, both domiciled in the Metropolitan Region, Avenida El Golf Nº 150, floor 14, Commune of Las Condes , a company  registered in the Securities Registry with N° 42, Chilean Tax Identification N° 93.458.000-1, and as duly empowered by the Board of Directors to provide this information, hereby communicates to the Superintendency the following material  information with respect to the Company and its business pursuant to article 9° and the second paragraph  of article 10°, both of Law Nº18.045, and in the Regulation of General Application (Norma de Carácter General) Nº 30, issued by such Superintendency:

As per the Company’s Board meeting held today, December 29, 2009, it was agreed to approve a general policy of customary dealings regarding the Company’s operations with related parties, which will be understood as ordinary considering the business purpose of the Company for the aim of article 147, letter b) of the Corporation Law. This article was incorporated by virtue of Law N° 20.382 of October 20, 2009.

This policy is available to shareholders at the Company’s main office and at the Company’s web site www.arauco.cl

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Chief Executive Officer

c.c. -  Bolsa de Comercio de Santiago
La Bolsa Nº 64,
Santiago.

- Bolsa Electrónica de Chile
Huérfanos 770, piso 14-
Santiago

- Bolsa de Valores de Valparaíso
Casilla 218-V-
Valparaíso

-  Representante de Tenedores de Bonos (Banco Santander),
Bandera 140, Santiago

GENERAL POLICY
CUSTOMARY ORDINARY OPERATIONS
FOR THE BUSINESS PURPOSE OF
CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

The following General Policy for Customary Ordinary Operations for the business purpose of Celulosa Arauco y Constitución S.A. was approved during the Board of Directors meeting held on December 29, 2009.

By virtue of Art. 147 of the Corporation Law, the Board can set customary general policies determining that certain operations are ordinary in consideration of the business purpose. The following General Policy was established:

All the Corporation’s operations with related parties must contribute to company interest and be adjusted to the price, terms and conditions of the operations prevailing in the market, according to Art. 146 of the Corporation Law.

The Board of Celulosa Arauco y Constitución S.A. has defined the following customary ordinary operations as per the business purpose established in the Article Fourth of its Bylaws, a purpose which the Company carries out directly and through its subsidiaries:

a) The sale and marketing of pulp and its products, by-products and all types of related products, including bleached and unbleached pulp, among others.

b) Purchase, sale and marketing of all types of forestry products and by-products, including, among others, logs, chips, panels, mouldings and sawn timber.

c) Hiring of seaport, transport and logistics services for the distribution of products in the different regions of Chile and abroad.

d) Acquisition, hire and lease of all types of goods and services which aim to fulfill the company’s business purpose, as well as its management. These goods and services include fuel, lubricants, administration services, computer services, seaport services, and the development of information technology systems, communication systems, and engineering studies, among others.

e) Production, marketing, purchase and sale of steam and energy.

f) Operations conducted with banks and all types of finance entities.

g) Hiring of advisory services for financial, computer systems, accounting, auditing, management, tax, legal and marketing matters.

h) Hiring of all types of consultancies and services, as well as the acquisition of assets, goods and consumables, all of which are necessary for forestry, industrial, commercial and administration operations in general.

i) Purchase, sale, lease, commodatum and marketing of all real state and goods necessary for the development of its business, such as motor vehicles, machinery, equipment, items, accessories and spare parts.

j) Entering into credit agreements and operations.

k) Entering into power of attorneys agreements.

l) Acquisition, administration, management and exploitation of timberland or land suitable for forestry activities.

m) Hiring of all types of insurances.

n) Hiring of fire prevention and firefighting services.

ñ) Hiring and consultancy in matters related to biotechnology, such as the development and marketing of genetic material, pest control and the improvement of industrial or forestry processes as a whole.

The present Policy will be available to shareholders at the Company’s main office and will be published at the Company’s web site www.arauco.cl

Santiago, December 2009

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	January 13, 2010	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer